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EXHIBIT 12


                         ADVANTA CORP. AND SUBSIDIARIES
       CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (A)
                             (DOLLARS IN THOUSANDS)

                                         THREE MONTHS ENDED                 NINE MONTHS ENDED
                                            SEPTEMBER 30,                      SEPTEMBER 30,
---------------------------------------------------------------------------------------------------
                                        2000             1999             2000              1999
---------------------------------------------------------------------------------------------------
Net earnings (loss)                  $  15,744        $  14,178        $(159,882)        $  33,263
Federal and state income tax
  expense                                    0            9,256                0            21,564
Earnings (loss) before income
  tax expense (benefit)                 15,744           23,434         (159,882)           54,827
Fixed charges:
  Interest                              52,005           41,935          151,490           128,529
  One-third of all rentals                 712              771            2,233             2,364
  Preferred stock dividend
   of subsidiary trust                   2,248            2,248            6,743             6,743
  Total fixed charges                   54,965           44,954          160,466           137,636
Earnings (loss) before income
 taxes (benefits) and fixed
 charges                                70,709           68,388              584           192,463
Ratio of earnings to
 fixed charges                            1.29x            1.52x             N/M (B)          1.40x

(A) For purposes of computing these ratios, "earnings" represent income before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.

(B) The ratio calculated based on the loss in the nine months ended September 30, 2000 is zero and therefore not meaningful. In order to achieve a ratio of 1.00, earnings before income taxes and fixed charges would need to increase by $159,882 for the nine months ended September 30, 2000.